SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

         Bank Notes, Commercial Paper and Extendible Commercial Notes.

Item 2.  Issue, renewal or guaranty.

         Not applicable

Item 3.  Principal amount of each security.

         Bank Notes - None issued during the quarter. Outstanding at September 30, 2005 - $0.

         Commercial Paper - None issued during the quarter. Outstanding at September 30, 2005 - $0.

         Extendible Commercial Notes - None issued during the quarter. Outstanding at September 30, 2005 - $0.

Item 4.  Rate of interest per annum of each security.

         Bank Notes - None issued during quarter.

         Commercial Paper - None issued during quarter.

         Extendible Commercial Notes - None issued during quarter.

Item 5.  Date of issue, renewal or guaranty of each security.

         No Bank Notes, Commercial Paper, or Extendible Commercial Notes during the quarter

Item 6.  If renewal of security, give date of original issue.

         Not Applicable.

Item 7.  Date of maturity of each security.

         Not Applicable.

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         Not Applicable.

Item 9.  Collateral given with each security, if any.

         Not Applicable.

Item 10. Consideration received for each security.

         Not Applicable.

Item 11. Application of proceeds of each security.

         Not Applicable.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.   the provisions contained in the first sentence of Section 6(b)___

         b.   the provisions contained in the fourth sentence of Section
              6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48 X .

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52.


Date:  October 24, 2005                       ALABAMA POWER COMPANY



                                              By:   /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary